Exhibit (a)(5)(F)

Nano Dimension Highlights Advantages of Its $18.00 Cash Per Share
Special Tender Offer for Stratasys vs. Other Alternatives

Nano’s All-Cash Offer Guarantees Cash Value at a Compelling Premium

Nano’s Offer is Superior to Uncertainty and Downside Risk Presented by Desktop Metal Transaction and to 3D Systems’ Unsolicited, Ill-Defined Proposal

Tender Offer Provides Avenue Through Which to Fix Stratasys Without Its Management and Board Entering into Another Ill-Advised Transaction

Investor Presentation and Website (www.StratasysValueNow.com) Detail Advantages of Nano’s Cash Offer Over Volatile Shares of Non-Profitable and Cash-Burning Alternatives

Stratasys Shareholders Have Until June 26, 2023, to Tender Shares to Nano — Contact Georgeson Toll- Free at (877) 668-1646 for More Information on How to Tender

Waltham, Mass., June 08, 2023 (GLOBE NEWSWIRE) — Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension”, “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today provided Stratasys shareholders with additional informational resources illustrating Nano Dimension’s views of the relative advantages of its special tender offer for shareholders of Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys”) over Stratasys’ merger with Desktop Metal Inc. (NYSE: DM) (“Desktop Metal”) and the unsolicited proposal from 3D Systems Corp. (NYSE: DDD) (“3D Systems”), including an investor presentation and a website, www.StratasysValueNow.com, dedicated to the tender offer.

On May 25, 2023, Nano Dimension commenced a Special Tender Offer to purchase between 38.8% and 40.8% of the outstanding ordinary shares of Stratasys for $18.00 per share in cash. The successful completion of the special tender offer would increase Nano Dimension’s beneficial ownership of Stratasys to between 53% and 55% of the outstanding ordinary shares of Stratasys, inclusive of the approximately 14.1% of Stratasys’ outstanding ordinary shares that Nano Dimension currently owns.

“Stratasys shareholders face a simple choice: certain all-cash value at a premium or two alternative transactions, each of which we believe present a high degree of uncertainty,” said Yoav Stern, Nano Dimension’s Chairman and CEO. “We are confident our $18.00 per share tender offer is the right path for Stratasys shareholders and delivers greater value than what Stratasys can create independently, or via a transaction with Desktop Metal or 3D Systems. Two lemons don’t automatically create lemonade, just by squeezing them together.”

Mr. Stern continued, “We remain committed to completing the special tender offer, to driving much needed improvement in leadership and performance at Stratasys and to creating a path to establishing a preeminent leader in the rapidly growing AM market. We intend to do so by focusing on gross margins, EBITDA and earnings-per-share profitability to create value for Stratasys’ shareholders, in contrast to current management’s empty promises of becoming “a billion-dollar company” every two to three years, only to deliver further cash burn and value destruction.

“As just one example, the current and first-time CEO of Stratasys sold MakerBot in September 2022 for no proceeds (it actually required further funding to separate it). MakerBot, which Stratasys acquired in 2013, generated $15.7 million in revenue in 2012, was acquired under the fraught leadership of a former CEO and current Board member of Stratasys, and cost Stratasys and its shareholders over $400 million. Our tender offer is an opportunity to change that trajectory as we catalyze Stratasys to realize its full potential.”

Mr. Stern concluded, “With a successful outcome of the tender, we will continue to execute on our strategic plan to drive value creation for our shareholders and other stakeholders, both in Nano and in Stratasys, and the profitability of both will benefit all. Our management will be compensated based on the performance of Stratasys’ operations, no less than Nano’s, as Stratasys will be our main business asset.”

The presentation released today illustrates Nano Dimension’s views of the benefits of its all-cash special tender offer to Stratasys shareholders and the potential downside of the pending Desktop Metal merger and unsolicited offer from the cash-strapped 3D Systems — two transactions comprised of volatile shares and insignificant cash components from cash-strapped companies. The presentation is summarized below:

•        Nano Dimension’s Offer Provides Certain Value to Stratasys Shareholders

•        The Company’s $18.00 per share special tender offer delivers certain, near-term premium, all-cash value to Stratasys shareholders.

•        Offer price is a premium to all relevant Stratasys historical trading levels, including a 26% premium to the unaffected closing price as of March 3, 2023.

•        The Company has cash and cash equivalents on hand totaling approximately $1 billion to complete the special tender offer.

•        The transaction has the full support of Nano Dimension’s management team and Board of Directors. The deal is not subject to Nano shareholder approval and has been formally approved to proceed by the District Court in Israel.

•        The Proposed Desktop Metal Merger Would Be Highly Dilutive, Requiring Stratasys to Pay a Premium and Provide Financial Support While Offering Limited Upside

•        Desktop Metal is a cash-burning former special purpose acquisition company (SPAC) that has underperformed and destroyed substantial shareholder value, based on market data as of May 30, 2023. Since its 2020 initial public offering, Desktop Metal has lost $3.8 billion of value, representing 85% of its equity value.

•        The proposed Desktop Metal merger would be highly dilutive to Stratasys shareholders in the immediate term, leaving shareholders with just 59% ownership of the combined company. Stratasys shareholders would be giving away 41% ownership to buy a money-losing company.

•        The proposed merger will require a lengthy process and a high degree of uncertainty, requiring a Desktop Metal shareholder vote, a Stratasys shareholder vote, as well as regulatory review. As evidence, shareholders have already filed lawsuits against both companies regarding their corporate governance practices.

•        The proposed stock-for-stock transaction structure contradicts Stratasys’ claim that Stratasys’ stock is undervalued. By using its ordinary shares as consideration, cash- generating Stratasys would be paying a premium price to acquire underperforming Desktop Metal, sacrificing profitability and capital preservation for a costly addition to the top-line.

•        With the proposed Desktop Metal merger, Stratasys shareholders are given uncertain and longer-term value that relies on ambiguous theoretical synergies and the to-be-proven Desktop Metal Growth Story that are not offset by the announced cost synergies. Approximately half of the estimated $50 million annual run-rate synergies are derived from corporate cost elimination which requires significant time to implement.

•        3D Systems’ Unsolicited Proposal Offers Even Less Certainty Even if Accepted by Stratasys as a Superior Proposal

•        The small portion of cash consideration — only $7.50 — leaves Stratasys shareholders with an unclear value of 3D Systems’ stock, particularly in light of the company’s challenged past financial performance.

•        The potential 3D Systems transaction is subject to significant uncertainty, requiring two shareholder votes as well as regulatory review.

•        3D Systems has an unstable and highly leveraged balance sheet as well as hundreds of millions of dollars’ worth of loans and liabilities.

•        Based on Nano’s understanding, 3D Systems is depleting 100% of its cash reserves for this deal, in addition to losing cash on an operating basis. 3D Systems would likely need to raise capital — diluting Stratasys shareholders’ holdings.

•        Stratasys shareholders would primarily be given minority stock in 3D Systems, creating a greater level of transaction risk and uncertainty, with a company that has a history of missed forecasts and value destruction, including losing money in four of the five last years.

•        Triggers the Desktop Metal transaction’s termination fee if Stratasys were to determine this is a superior proposal.

All of the information related to the tender offer, can be found on the dedicated website launched today, including the benefits of the special tender offer to Stratasys’ shareholders and the strategic rationale for the tender offer, at http://www.stratasysvaluenow.com. For information on how to tender, please contact Georgeson toll-free at (877) 668-1646.

The investor presentation released today can also be accessed on the investor relations page of Nano Dimension’s website.

Nano Dimension has filed with the SEC a tender offer statement on Schedule TO, including an offer to purchase, which provides the terms and conditions of the special tender offer. The special tender offer will expire at 11:59 p.m. EDT on Monday, June 26, 2023, unless extended or earlier terminated in accordance with the offer to purchase and the applicable rules and regulations of the SEC and Israeli law. The closing of the special tender offer is subject to certain conditions, including that at least 5% of the issued and outstanding Stratasys shares are validly tendered and not properly withdrawn, at least 53% of the issued and outstanding Stratasys shares when aggregated with the Stratasys shares held by Nano are validly tendered and not properly withdrawn, the Stratasys board of directors redeem its Rights Plan, dated July 25, 2022 and any Rights that may be issued and outstanding thereunder or Nano being satisfied in its sole discretion that the Rights will not become exercisable as a result of the tender offer, as described in the tender offer materials, including the offer to purchase, a related letter of transmittal and other tender offer documents.

Important Information About the Special Tender Offer

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Stratasys or any other securities, nor is it a substitute for the tender offer materials described herein. A tender offer statement on Schedule TO, including an offer to purchase, a related letter of transmittal and other tender offer documents, was filed with the SEC by Nano Dimension on May 25, 2023, as subsequently amended. Stratasys filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, as required by the tender offer rules, on May 30, 2023, as subsequently amended.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the offer to purchase, the related letter of transmittal, certain other tender offer documents and the solicitation/recommendation Statement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson LLC, the information agent for the tender offer, named in the tender offer statement. In addition, Stratasys files annual reports, interim financial statements and other information, and Nano Dimension files annual reports, interim financial statements and other information with the SEC, which are available to the public at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Stratasys may be obtained at no charge on the investor relations page of Stratasys’ website at www.stratasys.com. Copies of the documents filed with the SEC by Nano Dimension may be obtained at no charge on the investor relations page of Nano Dimension’s website at www.nano-di.com.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing — by delivering solutions that convert digital designs to electronic or mechanical devices — on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High- Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications — from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for- manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward- looking statements in this press release when it discusses the potential benefits and advantages of the special tender offer, the expiration time and date for the special tender offer, potential for growth and value creation opportunities as a result of the special tender offer and the integration of Stratasys and the Company, and the comparative benefits of the Company’s tender offer weighed against the anticipated outcomes of the alternative transactions between Stratasys and Desktop Metal and between Stratasys and 3D Systems, respectively.

Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. The completion of the special tender offer would be subject to certain conditions as described in the tender offer materials, including the offer to purchase, a related letter of transmittal and other tender offer documents. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward- looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the SEC on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com